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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 0-21134

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K         [   ] Form 11-K
              [   ] Form 20-F       [   ] Form 10-Q  [   ] Form N-SAR
         For Period Ended:     December 31, 1999
                               -----------------

  [_]  Transition Report on Form 10-K       [_]  Transition Report on Form 10-Q
  [_]  Transition Report on Form 20-F       [_]  Transition Report on Form N-SAR
  [_]  Transition Report on Form 11-K
      For the Transition Period Ended:

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:            HeavenlyDoor.com, Inc.
                                    ----------------------
Former Name if Applicable
         Procept, Inc.
         -------------

Address of Principal Executive Office (STREET AND NUMBER)

                                            840 Memorial Drive
                                            ------------------
City, State and Zip Code:                   Cambridge,  Massachusetts  02139
                                            --------------------------------

                                     PART II
                             RULES 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]        (b)    The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or
                  portion thereof, will be filed on or before the fifteenth
                  calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
           (c)    The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.
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                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

         The Registrant cannot timely file its Annual Report on Form 10-K (the "Annual Report") for the year ended December 31, 1999 without unreasonable effort and expense. The Registrant's preparation of the financial statements for such year was delayed due to accounting issues relating to the Registrant's acquisition of Pacific Pharmaceuticals, Inc., and other equity transactions occurring during 1999 and early 2000.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         Michael Fitzgerald                (617)             573-0767
         ------------------                -----             --------
         (Name)                            (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                              [X] Yes [_] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                                 [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             HeavenlyDoor.com, Inc.
                             ----------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  March 30, 2000                 By: /s/  Michael Fitzgerald
                                         -----------------------
                                              Michael Fitzgerald,
                                              Chief Financial Officer

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                                   PART IV
                               OTHER INFORMATION


(3) It is anticipated the Registrant (or the "Company") will record a net loss of approximately $14.3 million for the year ended December 31, 1999, as compared to net loss of $3.3 million for the comparable of 1998. The increase in net loss primarily results from a $9.4 charge for purchased in-process research and development which resulted from the Registrants acquisition of Pacific Pharmaceuticals, Inc. Due to the complexity of the equity transactions that resulted from the Pacific acquisition, the Registrant believes that the actual detailed recording of theses transactions, as opposed to the use of estimates, more accurately reflects the financial position of the Company as of December 31, 1999.